

August 5, 2015

<u>Via E-Mail</u>
Simon Crowe
Chief Financial Officer
Gaslog Ltd.
Gildo Pastor Center
7 Rue du Gabian
Monaco, 98000

**Re:** **Gaslog Ltd.**
**Form 20-F for the year ended December 31, 2014**
**Filed March 26, 2015**
**File No. 001-35466**

Dear Mr. Crowe:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 20-F for the year ended December 31, 2014</u>

<u>Item 3. Key Information</u>

<u>A. Selected Financial Data, page 1</u>

1. We note that you have presented the non-GAAP financial measures EBITDA and Adjusted EBITDA as part of your Selected Financial Data, and you have provided a reconciliation of those measures within footnote 6 on pages 3-4. Please explain to us why you believe that loss/(gain) on swaps is an adjustment contemplated within the standard definition of EBITDA. Alternatively, please revise your disclosure to include this adjustment within your calculation of Adjusted EBITDA, rather than your calculation of EBITDA.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Shifflett at 202-551-3381, Claire Erlanger at 202-551-3301 or me at 202-551-3379 with any questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Accounting Branch Chief
Office of Transportation and Leisure